PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07024006

SEC MAIL PROCESSING
RECEIVED
MAY 16 2007
WASH. D.C.
186 SECTION

10th May 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Group PLC

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 4th May 2007.

"Indonesia Drilling Update".

Yours faithfully

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

PREMIER OIL PLC
("Premier" or "the Company")

Indonesia Drilling Update

Indonesia

The Gajah Sumatera-1 exploration well in Natuna Sea Block A has been drilled to a total depth of 2,387 metres. While the well encountered some gas shows while drilling, wireline logs indicate that no significant hydrocarbons were encountered and the well has been plugged and abandoned.

Following completion of operations on the Gajah Sumatera-1 well, the Seadrill-5 rig has moved to the Anoa field where it will conduct a workover on an existing well, before drilling a development well to exploit the oil discovered last year in Anoa's Central Lobe.

Simon Lockett, Premier's Chief Executive, commented:

"The *Seadrill-5 now moves on to development activity* to support existing gas sales contracts into Singapore and to exploit the oil discovered in 2006 in the Central Lobe of Anoa"

4 May 2007

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

END